Exhibit 1

FOR IMMEDIATE RELEASE

PERSHING SQUARE CAPITAL MANAGEMENT ANNOUNCES SUPPORT OF

CERIDIAN BUYOUT DEAL – PROXY CONTEST CONTINUES

New York, New York/Aug. 14, 2007/PRNewswire: Pershing Square Capital Management, L.P. announced today that it intends to fully support the proposed buyout offer of Ceridian Corporation (NYSE: CEN) by affiliates of Thomas H. Lee Partners, L.P. and Fidelity National Financial, Inc. (NYSE: FNF). The deal, which values Ceridian’s equity at $36 per share or approximately $5.3 billion, is slated to be voted on at Ceridian’s upcoming Annual Meeting of Stockholders currently scheduled for September 12, 2007.

Commenting on the announcement, William A. Ackman of Pershing Square stated, “We and our advisors have spent considerable time and resources reviewing alternatives for the company. We have also carefully monitored the significant developments in the credit markets. In light of current market conditions and after the completion of our review process, we are confident that the buyout offer at $36 per share is the highest all-cash price reasonably attainable for the company.”

Citing on-going concerns regarding credit and broader markets as well as the buyout group’s walk-away right if it chooses to pay a $165 million break-up fee, Pershing Square announced that it would continue to pursue its previously announced proxy contest. “We don’t want stockholders to be put in a position, however unlikely, that the deal fails and the company remains under the direction of the incumbent board for at least another 12 months,” Mr. Ackman stated.

In a proxy filing filed earlier today with the Securities and Exchange Commission, Pershing Square stated that, if elected, its nominees plan to fully support the company’s efforts to complete the transaction as soon as possible. Pershing Square also disclosed that its nominees plan to make no changes in management pending the completion of the deal.

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About Pershing Square

Pershing Square Capital Management, L.P. is an investment advisor to private investment funds with approximately $6 billion in capital under management.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding Ceridian or Pershing Square contained in this release that are not historical in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “likely,” “expects,” “anticipates,” “estimates,” “believes” or “plans,” or comparable terminology, are forward-looking statements based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with Ceridian’s 2007 Annual Meeting of Stockholders, Pershing Square Capital Management, L.P. and/or its affiliates have filed a preliminary proxy statement and other materials with the SEC. Certain other materials have also been filed by Pershing Square Capital Management, L.P. and its affiliates and investors are urged to read these materials.

WE URGE INVESTORS TO READ THE DEFINITIVE PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CERIDIAN AND THE MATTERS TO BE CONSIDERED AT ITS ANNUAL MEETING.

Investors may also obtain a free copy of the proxy statement and other relevant documents when they become available as well as other materials filed with the SEC concerning Ceridian at the SEC’s website at http://www.sec.gov.

Contact:	Roy J. Katzovicz
Pershing Square Capital Management, L.P.
(212) 813-3700